Mail Stop 3561

August 1, 2008

Mr. Donald Sampson
President and Principal Executive Officer
Globetech Environmental, Inc.
#700-300 South Fourth Street
Las Vegas, NV 89101

      Re: **Globetech Environmental, Inc.**
               Form 10-Q for Fiscal Quarter Ended March 31, 2008
               Filed July 21, 2008
               File No. 000-27737

Dear Mr. Sampson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 4T. Controls and Procedures, page 11

1. We note that as of March 31, 2008, you concluded that your disclosure controls and procedures were effective. Considering that as of December 31, 2007, you concluded that your disclosure controls and procedures were <u>not</u> effective due to recurring late filings of your Exchange Act reports, and that your first quarter Form 10-Q was filed late (July 21, 2008), please tell us how you determined that your disclosure controls and procedures are effective.

Section 302 Certifications

2. We note that you did not make reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the head note to paragraph 4 of your Section 302 Certifications. Please revise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Ethan Horowitz, Staff Accountant, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services